June 9, 2021

BY EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Oak View Bankshares, Inc.

Offering Statement on Form 1-A

CIK: 0001865429

Ladies and Gentlemen:

Oak View Bankshares, Inc. (the “Company”) is filing an Offering Statement on Form 1-A related to shares of its common stock that will be issued in connection with a share exchange transaction in which Oak View National Bank, a federally-chartered national bank (the “Bank”), will become a wholly-owned subsidiary of the Company. Pursuant to Section F of Topic 1 of the Staff Accounting Bulletin Series, financial statements required by Regulation S-X and the information required by Securities Act Industry Guide 3 have not been included in the Offering Statement. Audited financial statements of the Bank for the years ended December 31, 2020 and 2019 are included in the Offering Statement. On behalf of the Company and the Bank, we hereby confirm the following:

•

there are no anticipated changes in shareholders’ relative equity ownership interest in the Bank’s assets as a result of the transaction, except for redemption of a nominal number of shares of unaffiliated persons who dissent;

•	no borrowings are to be incurred in connection with the transaction;

•	there are no new classes of stock authorized at the Company other than those corresponding to the stock of the Bank immediately prior to the transaction;

•	there are no plans or arrangements to issue any additional shares to acquire any business other than the Bank; and

•	there has been no material adverse change in the financial condition of the Bank since December 31, 2020.

The issuance of shares in the share exchange will take place in one or more states pursuant to an exemption from registration under, and otherwise in compliance with, any applicable state securities law.

Williams Mullen Center | 200 South 10th Street, Suite 1600 Richmond, VA 23219 | P.O. Box 1320 Richmond, VA 23218

T 804.420.6000 F 804.420.6507 | williamsmullen.com | A Professional Corporation

U.S. Securities and Exchange Commission

June 9, 2021

Thank you for your attention to the filing. If you have any questions regarding the foregoing or need any additional information, please contact me at (804) 420-6218 or Scott H. Richter at (804) 420-6221.

Sincerely,

/s/ Benjamin A. McCall
Benjamin A. McCall

Enclosures

cc:	Michael A. Ewing

Tammy P. Frazier

Scott H. Richter, Esq.